 **ALLGREEN PROPERTIES LIMITED**


03032863

File No. 82-4959

Date: **-7 OCT 2003**

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

## ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 26 OF 07.10.2003
Announcement No. 31

**ALLGREEN PROPERTIES LIMITED**

## ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 42,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 3 October 2003.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,042,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary

Submitted by Ms Isoo Tan, Company Secretary on 7/10/2003 to the SGX

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Director's Shareholding

| | |
|---|---|
| Name of <u>director</u>: | Andrew Choo Hoo |
| Date of notice to company: | 07/10/2003 |
| Date of change of interest: | 06/10/2003 |
| Name of registered holder: | Andrew Choo Hoo |
| Circumstance(s) giving rise to the interest: | Sales in open market at own discretion |

**Information relating to shares held in the name of the <u>registered holder</u>: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction: | 100,000 |
| % of issued share capital: | 0.01 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.12 |
| No. of shares held before the transaction: | 693,934 |
| % of issued share capital: | 0.07 |
| No. of shares held after the transaction: | 593,934 |
| % of issued share capital: | 0.06 |

**Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 0 | 0 |
| % of issued share capital: | 0 | 0 |
| No. of shares held after the transaction: | 0 | 0 |
| % of issued share capital: | 0 | 0 |
| Total shares: | 0 | 0 |

Submitted by Ms Isoo Tan, Company Secretary on 07/10/2003 to the SGX